EXHIBIT 4

February 23, 2018

VIA E-MAIL
Board of Directors
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

Ladies and Gentleman:

The Amandla MK Trust (the "Trust") holds investments for the benefit of the family of Michael D. Hays, the founder and chief executive officer of National Research Corporation (the "Company"). As of the date hereof, the Trust, directly or indirectly, holds 1,884,205 shares of the Company's class B common stock, which represents approximately 53.2% of the Company's outstanding shares of class B common stock, and 5,494,440 shares of the Company's class A common stock, which represents approximately 26.2% of the Company's outstanding shares of class A common stock. The Trust's holdings currently represent approximately 51.7% of the combined voting power of the Company's outstanding common stock.

As disclosed in the Company's recently filed Preliminary Proxy Statement on Schedule 14A, in my capacity as Special Holdings Direction Advisor, I am willing to explore transactions that would result in a disposition of the shares of the Company's common stock held by the Trust, with a preference for transactions that would value the shares on the basis of a controlling interest, including through potential strategic transactions involving the Company.

Consistent with the thoughts above, I would be open to, and from time to time may initiate, conversations with the Board of Directors (the "Board") or management of the Company concerning potential strategic alternatives that would enhance shareholder value and liquidity. To the extent that the Company receives inquiries regarding such matters, I request those inquiries be given due consideration. Furthermore from time to time I may seek discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners, investment and other professionals, and other third parties, regarding potential dispositions of the shares of the Company's common stock held by the Trust, including transactions of the nature referenced above or in the Company's recently filed Preliminary Proxy Statement on Schedule 14A.

In addition to other contacts that may be explored, I may contact the special holdings direction advisor(s) of other trusts for the benefit of members of the Hays family to determine their investment prospective. My understanding is that these other trusts hold an aggregate 410,601 shares of the Company's class B common stock, which represents approximately 11.6% of the Company's outstanding shares of class B common stock, and 7,381,062 shares of the Company's class A common stock, which represents approximately 35.2% of the Company's outstanding shares of class A common stock. Such holdings currently represent approximately 12.9% of the combined voting power of the Company's outstanding common stock.

Pursuant to my role as Special Holdings Direction Advisor of the Trust, I will continue to monitor the investments held by the Trust and, depending on various factors, including, without limitation, the Company's financial position and strategic direction, the outcome of the prospective discussions and actions referenced above, price levels of the Company's class A common stock and class B common stock, other investment opportunities available to the Trust, conditions in the securities market and general economic and industry conditions, and other factors that I may from time to time deem material, the Trust may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, purchasing or selling class A common stock or class B common stock.

If you have any questions regarding the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Patrick E. Beans
Patrick E. Beans
Special Holdings Direction Advisor